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                            December 10, 2021

       Michael Greiner
       Senior Vice President and Chief Financial Officer
       Avanos Medical, Inc.
       5405 Windward Parkway
       Alpharetta, Georgia 30004

                                                        Re: Avanos Medical,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
November 23, 2021
                                                            File No. 001-36440

       Dear Mr. Greiner:

              We have reviewed your November 23, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 26, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations and Related Information, page 20

   1. We have reviewed your proposed disclosure in response to prior comment 2 related to post divestiture
transition charges and have the following additional comments:

                                                              Please describe
to us in further detail the types of services received under the transition
services agreements, the amount related to each different type of service received,
and how you considered Non-GAAP Financial Measure C&DI
                                                            100.01 related to
normal, recurring, cash operating expenses regarding these services received;
                                                              Please describe
to us in further detail the rebranding costs incurred by you, the
 Michael Greiner
Avanos Medical, Inc.
December 10, 2021
Page 2
              amounts related to the different types of rebranding costs incurred, and how you considered Non-GAAP Financial Measure C&DI 100.01 related to normal, recurring, cash operating expenses regarding these costs; and
                Please describe for us in greater detail the costs to separate your IT systems and how these costs compare to the IT costs included in the "post divestiture restructuring and
              IT charges" line item.
Item 8. Financial Statements and Supplementary Data
Revenue Recognition and Accounts Receivable, page 34

2. In response to prior comment 4 we note you proposed additional disclosure, however, you have not added quantitative information about the significant judgments and changes in judgments, including inputs and assumptions, related to your accounting for returns, rebates and incentives, as set forth in ASC 606-10-50-1(b), 50-17, and 50-20, to enable users of your financial statements to understand the uncertainty of revenue and cash flows arising from contracts with customer. Please revise your proposed disclosure accordingly.
        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have any questions.



FirstName LastNameMichael Greiner                              Sincerely,
Comapany NameAvanos Medical, Inc.
                                                               Division of
Corporation Finance
December 10, 2021 Page 2                                       Office of Life
Sciences
FirstName LastName